

Alexco to Release Full Year 2021 Results on March 21, 2022

March 9, 2022 - Alexco Resource Corp. (NYSE American/TSX: AXU) ("Alexco" or the **"Company")** today announced that it will release its full year 2021 financial results on Monday, March 21, 2022 pre-market. Management will discuss the results during an audio webcast conference call on Monday, March 21, 2022 at 11:00 am Eastern Time (8:00 am Pacific Time).

To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-800-319-4610
Dial from outside Canada or the US:	1-604-638-5340
Confirmation Code#:	Ask to join the Alexco conference call
Live audio webcast:	https://services.choruscall.ca/links/alexco20220315.html

Participants should connect five to ten minutes before the call. The conference call will be recorded, and an archived audio webcast will be available at www.alexcoresource.com shortly after the call.

About Alexco

Alexco is a Canadian primary silver company that owns and operates the majority of the historic Keno Hill Silver District, in Canada's Yukon Territory, one of the highest-grade silver deposits in the world. Alexco is currently advancing Keno Hill to production and started concentrate production and shipments in Q1 2021. Keno Hill is expected to produce an average of approximately 4.4 million ounces of silver per year contained in high quality lead/silver and zinc concentrates. Keno Hill retains significant potential to grow and Alexco has a long history of expanding the operation's mineral resources through successful exploration.

Contact

Clynton R. Nauman, Chairman and Chief Executive Officer
Rajni Bala, Investor Relations and Communications Lead
Phone: (778) 945-6577
Email: info@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

Head Office   T. 604 633 4888

Alexco Resource Corp.   F. 604 633 4887
Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216
Vancouver, BC V7X 1M9
Canada